

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2013

<u>Via E-Mail</u>
Ms. Lisa Nichols
Motivating the Masses, Inc.
Chief Executive Officer
2121 Palomar Airport Road, Suite 300
Carlsbad, California 92011

   Re: Motivating the Masses, Inc.
     Registration Statement on Form S-1
     Filed March 27, 2013
     File No. 333-187554

Dear Ms. Nichols:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. Revise to check the box to indicate securities being registered on this Form are to be offered pursuant to Rule 415 under the Securities Act of 1933.

2. Please revise to delete redundant disclosure. For example, we note the delaying amendment below the registration fee table on page 2, thus remove the repetitive disclosure below counsel's contact information on page 1. Also, delete the repetitive paragraph on the top of page 4 and the dealer prospectus delivery obligation reference on page 5.

3. For clarity and consistency, please revise references to the selling stockholder in the singular form. Also, prominently identify the selling stockholder as an affiliate, Lisa Nichols, Chief Executive Officer.

Prospectus Cover Page, page 3

General

4. Please revise to provide consistent disclosure regarding the nature of this offering. You describe this registration statement as an indirect primary offering with the price to be fixed for the duration of the offering. You should remove all inconsistent statements. For example, revise to delete references in the prospectus cover page and elsewhere indicating the price of the offering to be fixed, "…until the common stock becomes quoted by a market maker on the Over-the-Counter Bulletin Board."

5. Revise to state that there is no market for your shares and no national securities exchange lists the securities offered. We note your statements on page 3 and page 5, however please refer to Item 501(b)(4) of Regulation S-K.

6. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

    *   Describe how and when a company may lose emerging growth company status;

    *   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    *   State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 5

8. Disclose why the company is becoming a reporting company at this time in light of the following:

- The company has a net loss since inception in 1998 and a net loss in the two most recent fiscal years;

- The company will incur substantial costs associated to this offering and resulting reporting obligations;

- The company's common stock has no market and may or may not become quoted on the over-the-counter market which will limit shareholders' ability to sell their shares and will also limit the company's ability to raise funds through equity financings or to use its shares as consideration;

- The company's common stock will likely be a penny stock.

Our Business

9. Please revise the second sentence of this section, and elsewhere, to delete or explain the context of your statement regarding the company's quality-control program to provide 100% client satisfaction. To the extent that you do not have objective support for your claims, please characterize them as your beliefs and disclose the basis for these beliefs.

Risk Factors, page 8

Risks Relating to Our Business, page 8

10. Please revise to create a new risk factor that, if true, highlights the risks posed by the lack of experience of your officers in operating and managing a public company that is a

reporting company with the Securities and Exchange Commission and preparing financial statements according to U.S. GAAP.

11. Please revise to create a new risk factor that describes your overall financial position and your lack of profitable operations since inception and in recent periods. Considering the company's results of operations, various risks, and the overall uncertainty of the demand for personal development coaching products, please disclose that the current business plan may never achieve profitability or explain otherwise. See Item 503(c)(2)-(4) of Regulation S-K.

12. Please revise an applicable risk factor, or create a new factor, to discuss the significance and potential harm of not securing intellectual property protection for "Motivating the Masses." Also, disclose the potential effects of not securing protections for the numerous training and development seminars listed under products and services.

Certain components of our revenue are generated by sales of our seminars…, page 9

13. We note your reliance on coaching contracts, specifically live seminars and other coaching services, for generating approximately 90% of the company's revenue. Please describe the coaching contracts and other arrangements with customers and professional businesses. Since the company relies on referrals, please explain the risks associated with clients terminating contracts at will or after short terms.

Our future growth and profitability may depend in large part upon the effectiveness…, page 10

14. Please discuss the role of your planned partnership with national marketing organizations to provide the company's services. You should explain the effects of this type of arrangement on your marketing expenditures and the associated risks in the event you are unable to partner with a national marketing organization.

Although we do not currently transact a material amount of business in foreign countries…, page 12

15. Revise to discuss how you intend to proceed with this planned expansion considering the company's lack of profitable operations since inception and reporting a net loss for the two most recent fiscal years.

Any future market price for our shares may be volatile, page 13

16. Please remove any reference to "listing" on the over-the-counter bulletin board and elsewhere in the prospectus. The OTCBB is not an issuer listing service, market or exchange, and there is no business relationship between the OTCBB and the issuer. Disclose that it is a market maker who may apply to quote your shares. Explain how the

company's stock would become eligible and remain eligible for quotation by a market maker.

<u>We are not a fully reporting company under the Exchange Act of 1934…, page 14</u>

17. Please revise the second instance in which reporting obligations under Section 15(d) of the Securities Exchange Act of 1934 may be automatically suspended to explain that the test for record holders must occur on the first day of any fiscal year other than the year in which the 1933 Act registration statement became effective.

18. Quantify the anticipated increase in expenses that will result from becoming a reporting company. In addition, explain how becoming a reporting company will affect officer compensation.

<u>Selling Security Holders, page 15</u>

19. Substantially revise the selling security holder table pursuant to Item 507 of Regulation S-K.

<u>Plan of Distribution, page 17</u>

20. Revise to provide disclosure regarding required conditions for affiliates under Rule 144(b)(2) of the Securities Act of 1933.

<u>Directors, Executive Officers, Promoters and Control Persons, page 19</u>

<u>General</u>

21. Substantially revise to provide disclosure pursuant to Item 401 of Regulation S-K. We note inconsistencies regarding the executive officers of the company. For example, Steven J. Corso is listed as CFO under Selling Security Holders on page 16 but not disclosed under Executive Officers. As another example, include the term of office for each individual, the names of relevant employers over the past five years and the specific experiences or qualifications that led to the determination that the individual should serve as a director. Please revise or advise.

<u>Lisa Nichols CEO/Chief Creative Officer</u>

22. Revise to substantiate your statements with objective support. For example, you should disclose in detail the basis for your assertion that certain workshops impacted the lives of thousands of teens and over one million adults.

<u>Susie Carder President/COO</u>

23. Revise to substantiate your statements regarding Ms. Carder's expertise and "20-year track record" with objective support. For example, describe previous education or professional experience to support assertions regarding Ms. Carder's skills and qualifications to provide training, organizational development, management, and leadership qualities resulting in substantial revenue and profit growth.

<u>Security Ownership of Certain Beneficial Owners and Management, page 20</u>

24. Substantially revise to provide disclosure required under Item 403 of Regulation S-K. The information under Selling Security Holders on page 16 indicates Steven J. Corso, CFO, holds more than 5% of your common stock.

<u>Certain Relationships and Related Transactions and Director, page 21</u>

25. We note your disclosure under Description of Business on page 23 that, "Ms. Lisa Nichols has invested significant amounts of her own capital into the Company for expansion costs and future growth." Please revise according to Item 404(d) of Regulation S-K and explain the nature of this related transaction. Also, provide disclosure pursuant to Item 404(c) as applicable.

<u>Description of Business, page 23</u>

<u>General</u>

26. Please describe the core team of coaches used to provide the company's principal services as disclosed under Note 1 on page F-7.

27. Please explain the nature and general terms of the professional contracts which the company relies heavily upon to generate revenues. For example, discuss what services are generally provided, the ordinary length of the contract, and whether the contract is set for a period of time or terminable at the option of the client.

28. Given your results of operations and net loss since inception and in recent periods, please revise or explain your statement, "We have examined our financial projections and conclude that they are both conservative in profits and generous in expenditures."

29. Please revise or clarify your discussion with respect to the cost of the company's services. We note you describe creating an upscale professional development business by charging a high value for services, but you also list affordable access to business coaching and other consulting services as a key goal.

30. Reconcile statements about the company's overall marketing strategy. You state an intention to partner with national marketing organizations to provide the company's services under the business section. However, under subsections market analysis and advertising, you describe a strategy based on exposure through live business seminars and direct marketing to your database of professionals. Revise these inconsistent positions or explain how the company plans to incorporate both strategies. Also, delete or explain the statement that the company has incurred no cost with advertising.

31. Provide the required disclosure pursuant to Item 101(h)(5) of Regulation S-K, reports to security holders.

Description of Business, page 23

32. Please revise this section to provide us with objective support or a basis for your beliefs. For example, on page 23, you base your business plan upon a belief that small businesses and entrepreneurs suffer from training and development challenges.

Market Segmentation, page 25

33. Revise to substantiate and provide an objective basis for your statements about the amount spent on education and the business development coaching industry.

Competition, page 26

34. You disclose an intention to compete based upon establishing a complete professional development company by creating other experts beyond Lisa Nichols to service clients. Elaborate as to the status of the company's other experts. For example, discuss which employees service clients as professional coaching experts. If you do not currently employ experts beyond Lisa Nichols, discuss how the company will hire or develop the experts needed to perform its intended business plan and create a risk factor to prominently disclose this fact.

Employees, page 27

35. Disclose the number of full-time employees pursuant to Item 101(h)(4)(xii) of Regulation S-K. Moreover, revise the discrepancy between disclosing five employees here and the ten staff members you list on your website.

Item 201 of Regulation S-K, Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

36. Disclose the required information pursuant to Item 201 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

General

37. Revise to explain the initial phase of the company's business plan that was financed by private placements. Also, briefly disclose how the company will finance the remaining portions of its business plan.

38. As required by Item 303(a)(3)(iii) of Regulation S-K, please provide a narrative discussion addressing the extent to which your reported revenue increase is attributable to increased price, or increased volume and/or due to the introduction of new services.

39. We note that your financial statements reveal material changes in several line items such as: costs of services, gross margin, bad debt expense, professional fees and wages and other compensation. These line items are not addressed in your discussion of results of operations. Please expand your discussion of results of operations in accordance with Instruction 4 to Item 303(a) of Regulation S-K. Address and describe the causes of such changes.

40. Similarly, as required by Item 303(a)(3)(ii) of Regulation S-K, address known trends and uncertainties related to material changes in the relationship between costs and revenues such as those related to professional fees and wages and other compensation. As required by Instructions 1 and 3 to Item 303(a) of Regulation S-K, indicate whether such material change reflect relevant trends and if so whether they will have an impact on future operating results.

Operating Expenses, page 28

41. Clarify your discussion in the fourth full paragraph of page 28 of the relationship between revenue and compensation paid to consultants. Clarify your explanation of how an increase in "the number of paid consultants" resulted in increased revenues and yet decreased consulting expense during the year ended December 31, 2012. If this material change is due to a combination of several factors please state how much each material factor caused the line item in question to change. See Financial Reporting Codification § 501.04.

42. Your discussion regarding results of operations should not consist merely of numeric dollar changes measured from period to period of various line items in your financial statements. Instead, you should address the underlying reasons for material changes in each financial line item discussed. For example, describe the role and services that consultants perform for your business.

Executive Compensation, page 32

43. Substantially revise this section to provide disclosure pursuant to the scaled reporting obligations under Item 402 of Regulation S-K for smaller reporting companies. For example, your disclosure should include, but is not limited to, a summary compensation table, narrative discussions of compensation earned and awarded, and distinguishing between executive officer and director compensation.

Indemnification of Directors and Officers, page 34

44. Revise to note the applicable standard of conduct should reflect Nevada law.

Recent Sales of Unregistered Securities, page 34

45. Revise to disclose all unregistered issuances of securities covered under Item 701 of Regulation S-K, including the issuance of 70,000 shares relating to the MTS exchange described under Related Party Transactions.

Exhibits, page 35

General

46. Consider revising to file any consulting or professional development contracts that are material to the company.

Exhibit 3.1

47. Please refile Exhibit 3.1 Articles of Incorporation, as so amended, pursuant to Item 601(a) of Regulation S-K. Refer to Instruction 1 to Item 601.

Exhibit 5.1

48. Please have counsel revise its opinion to properly reflect the terms of the offering.

Exhibit 99.1

49. Revise to remove the Subscription Agreement since this is a selling shareholder offering.

Undertakings, page 35

50. Revise to provide the applicable disclosure pursuant to Item 512 of Regulation S-K.

Signatures

51. Please have your principal financial officer sign the registration statement in addition to your principal executive officer and principal accounting officer. See Instruction 1 to "Signatures" on Form S-1.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue recognition, page F-9

52. In the first paragraph of page F-10, please clarify whether or not you initially defer revenue only from contracts with a term greater than three months. Further,
- tell us and disclose your methodology for "apportion(ing) revenue over the duration of the contract term;"
- tell us when you typically start and finish providing professional development and coaching services after a contract is entered into; and
- explain to us how you match revenues with expenses under your contracts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-Mail
        Diane D. Dalmy. Attorney at Law